UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Retalix Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M8215W109

(CUSIP Number)

February 3, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8215W109	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prisma Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 1,469,119 Ordinary Shares (*)
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 1,469,119 Ordinary Shares (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - (*)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*) The securities reported herein are beneficially owned by mutual funds and provident funds managed by Prisma Mutual Funds Ltd., Prisma Provident Funds Ltd. and Prisma New Provident Funds Ltd. (the “Subsidiaries”), each of which is a wholly-owned subsidiary of Prisma Investment House Ltd. The Subsidiaries hold the investment power and the voting power over such securities. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the unit holders of the mutual funds or for the benefit of the members of the provident funds, as the case may be.

CUSIP No. M8215W109	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prisma Mutual Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 8,500 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 8,500 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8215W109	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prisma Provident Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 589,077 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 589,077 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,077 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.89%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8215W109	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prisma New Provident Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 871,542 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 871,542 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,542 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.27%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a)	Name of Issuer:

Retalix Ltd.

Item 1(b)	Address of Issuer’s Principle Executive Offices:

10 Zarhin Street, P.O. Box 2282, Ra'anana, Israel 43000

Item 2(a)	Name of Person Filing:

1.	Prisma Investment House Ltd.

2.	Prisma Mutual Funds Ltd.

3.	Prisma Provident Funds Ltd.

4.	Prisma New Provident Funds Ltd.

The securities reported herein are beneficially owned by mutual funds and provident funds managed by Prisma Mutual Funds Ltd., Prisma Provident Funds Ltd. and Prisma New Provident Funds Ltd. (the “Subsidiaries”), each of which is a wholly-owned subsidiary of Prisma Investment House Ltd.

Item 2(b)	Address of Principle Business Office or, if None, Residence:

Prisma Investment House Ltd. – 12 Abba Hillel Silver Road, Ramat Gan 52506, Israel

Prisma Mutual Funds Ltd. – 12 Abba Hillel Silver Road, Ramat Gan 52506, Israel

Prisma Provident Funds Ltd. – 12 Abba Hillel Silver Road, Ramat Gan 52506, Israel

Prisma New Povident Funds Ltd. – 12 Abba Hillel Silver Road, Ramat Gan 52506, Israel

Item 2(c)	Citizenship:

Prisma Investment House Ltd. – Israel

Prisma Mutual Funds Ltd. – Israel

Prisma Provident Funds Ltd. – Israel

Prisma New Provident Funds Ltd. – Israel

Item 2(d)	Title of Class of Securities:

Ordinary Shares, NIS 1.00 par value per share

Item 2(e)	CUSIP Number: M8215W109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

Item 4	Ownership:

(a)	Amount Beneficially Owned:

See row 9 of cover page of each reporting person. The Subsidiaries hold the investment power and the voting power over the securities owned by the mutual funds and the provident funds. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the unit holders of the mutual funds or for the benefit of the members of the provident funds, as the case may be.

(b)	Percent of Class:

See row 11 of cover page of each reporting person

(c)	Number of Shares as to which such person has:

(i)	sole power to vote

See row 5 of cover page of each reporting person

(ii)	shared power to vote

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	sole power to dispose or to direct the disposition of

See row 7 of cover page of each reporting person

(iv)	shared power to dispose or to direct the disposition of

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

N.A.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

The mutual funds and provident funds managed by the Subsidiaries have the right to receive dividends and proceeds from the sale of the securities reported on this statement for the benefit of the members of such funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N.A.

Item 8	Identification and Classification of Members of the Group:

N.A.

Item 9	Notice of Dissolution of the Group:

N.A.

Item 10	Certification:

N.A.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 3, 2009

Prisma Investment House Ltd. /s/ Yuval Gavish —————————————— By: Yuval Gavish Title: CEO

Prisma Mutual Funds Ltd. /s/ Rebecca Algrisi —————————————— By: Rebecca Algrisi Title: CEO

Prisma Provident Funds Ltd. /s/ Gil Greshler —————————————— By: Gil Greshler Title: CEO

Prisma New Provident Funds Ltd. /s/ Gil Greshler —————————————— By: Gil Greshler Title: CEO

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing